June 18, 2024

Mr. Dale Welcome

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Sturm, Ruger & Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 21, 2024

File No. 001-10435

Dear Mr. Welcome:

In response to your letter of June 10, 2024, we have reviewed certain of our disclosures. The comments included in your letter and our responses follow:

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – 2023

Net Sales, Cost of Products Sold, and Gross Profit, page 25

Comment 1

You disclose here, and in your Form 10-Q for the fiscal quarter ended March 30, 2024, that you have experienced inflationary cost increases in materials, commodities, services, wages, energy, fuel, and transportation, which have contributed to reductions in your gross profit between periods. Please revise your MD&A in future annual and quarterly filings to quantify the impact of the inflationary pressures you experience and the resulting impact to your cost of products sold and gross profit. In addition, expand your disclosures in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response

In future annual and quarterly filings we will endeavor to quantify the impact of the inflationary pressures on our profitability (to the extent quantifiable and reasonably estimable) in our MD&A, where applicable, and expand our disclosures to identify any actions planned or taken to mitigate these pressures.

Non-GAAP Financial Measure, page 28

Comment 2:

We note that you present EBITDA margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. In future filings, for each non-GAAP financial measure you present, please also present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 30, 2024, as well as to Exhibit 99.1 of your Form 8-K filed on May 7, 2024.

Response

In future filings we will endeavor to fully comply with Item 10(e)(1)(i)(A) of Regulation S-K by presenting the most directly comparable GAAP measure with equal or greater prominence than each non-GAAP measure. Specifically, the Company will present net income margin with equal or greater prominence to EBITDA margin in our reconciliation from net income to EBITDA.

Schedule II - Valuation and Qualifying Accounts, page 88

Comment 3

Please remove the information relating to the Excess and obsolete inventory reserve from this schedule in future filings. Note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves”. Refer to Rule 12-09 of Regulation S-X, SAB Topic 5.BB and ASC 330-10-35-14.

Response

In future filings we will remove the information relating to the excess and obsolete inventory reserve from Schedule II – Valuation and Qualifying Accounts in accordance with Rule 12-09 of Regulation S-X, SAB Topic 5.BB and ASC 330-10-35-14.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843.

Sincerely,

/S/ Thomas A. Dineen

Thomas A. Dineen

Senior Vice President, Treasurer and

Chief Financial Officer

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